EXHIBIT 99.23



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                             APPOINTMENT OF OFFICER


Toronto, Canada - October 6, 2004 - Banro Corporation (the "Company") (TSX Venture - "BNR") is pleased to announce the appointment of Martin Jones as Vice President, Corporate Development of the Company. In this capacity, Mr. Jones will be responsible for managing the investor and public relations function for the Company.

Mr. Jones was previously with Advance Planning/MS&L as Vice President, where he provided corporate and financial communications consulting services to a number of Canada's leading corporations. He also worked for several years in the public affairs department of Imperial Oil Ltd. Mr. Jones has a degree in Political Studies and History from Queen's University.

The Company has granted to Mr. Jones, pursuant to the terms of the Company's stock option plan, 20,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$8.00 until October 6, 2009.


Banro Corporation is a Canadian-based gold exploration company focused on the development of its wholly-owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

For further information, please visit our website at www.banro.com or contact:

Arnold T. Kondrat
Executive Vice President
Phone: (416) 366-2221
Fax:   (416) 366-7722


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.